[LETTERHEAD]

(415) 856-7046
alexkymn@paulhastings.com

January 3, 2007                                                      27219.82248


VIA EDGAR CORRESPONDENCE FILING

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
  Attention:  Mr. Richard Pfordte


Re: California Investment Trust, a Delaware statutory (the "Trust") File Nos. 33-499 and 811-4417

Dear Mr. Pfordte:

      Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "Investment Company Act"), please accept for filing the Post-Effective Amendment No. 35 to the Trust's Registration Statement on Form N-1A under the Securities Act and Amendment No. 36 to such Registration Statement under the Investment Company Act (such amendments, collectively, the "Amendment").

      As discussed, the Amendment is being filed in order to file the Auditor's consent as an exhibit to the Registration Statement. The Amendment incorporates by reference to the contents of Part A, Part B and Part C from Post-Effective Amendment No. 34 to the Trust's Registration Statement on Form N-1A under the Securities Act and Amendment No. 35 to such Registration Statement under the Investment Company Act.

      Pursuant to your request, the Trust hereby represents to the Securities and Exchange Commission that no Funds of the Trust (or its predecessors) have traded in inverse floaters during the past five years.

      On the basis of the foregoing, we respectfully request an effective date of January 3, 2007 for the Amendment.

      Please kindly direct any questions concerning this filing to the undersigned at (415) 856-7046.
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Securities and Exchange Commission
January 3, 2007
Page 2



Very truly yours,

/s/ Alexander Kymn

Alexander Kymn
for PAUL, HASTINGS, JANOFSKY & WALKER LLP